Proposal:
1. To elect the following Directors, effective July 31, 2003:
	                Votes in
                        Favor of	Votes
                                        Against
1) Michael Bozic	7,701,835	287,670
2) Charles A. Fiumefreddo7,702,113	287,392
3) Edwin J. Garn	7,701,571	287,934
4) Wayne E. Hedien	7,702,113	287,392
5) James F. Higgins	7,701,968	287,536
6) Dr. Manuel H. Johnson7,701,835	287,670
7) Philip J. Purcell	7,702,113	287,392